

November 19, 2013

Via E-mail
Mrs. Francine Lavoie
President and Chief Executive Officer
Boreal Water Collection, Inc.
4496 State Road 42 North
Kiamesha Lake, NY 12751

> **Re:** **Boreal Water Collection, Inc.**
> **Amendment No. 7 to Registration Statement on Form 10-12G**
> **Amendment No. 3 to Form 10-K for Fiscal Year Ended December 31, 2012**
> **Filed November 4, 2013**
> **Response dated November 4, 2013**
> **File No. 0-54776**

Dear Mrs. Lavoie:

We have reviewed your filings and response dated November 4, 2013 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Amendment No. 7 to Registration Statement on Form 10-12G

Notes to Financial Statements, page F-22

Note 14 – Restatement, page F-33

1. We reviewed your response to comment 1 in our letter dated September 3, 2013. Please refer to Question 101.01 of our Compliance and Disclosure Interpretations regarding Exchange Act Form 8-K available on our website at SEC.gov. All Item 4.02 events must be reported on Form 8-K. As such, please file an Item 4.02 Form 8-K regarding the non-reliance on previously issued financial statements.

Amendment No. 3 to Form 10-K for Fiscal Year Ended December 31, 2012

Item 5.  Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, page 9

2.      We reviewed the information regarding the range of high and low bid prices of your common stock for each quarterly period within the two most recent years provided in response to comment 2 in our letter dated September 3, 2013.  Please confirm to us that you will disclose such information in future annual reports in accordance with Item 201 of Regulation S-K.

Item 7.  Management's Discussion and Analysis of Financial Condition and Results of Operations, page 10

Results of Operations for the Year Ended December 31, 2012 Compared to the Year Ended December 31, 2011, page 10

Comparison of Cash Flows for Year Ended December 31, 2012 to year ended December 31, 2011, page 11

3.      We reviewed your response to comment 5 in our letter dated September 3, 2013.  We re-issue this comment in part.  As previously requested, please disclose the ramifications of defaulting on the mortgage note, including the ability of the bank to foreclose on collateral and the impact thereof on your business operations.  In this regard, we note your discussion of these factors in your Form 10-12G, filed on November 4, 2013.

Signatures, page 21

4.      We reviewed your response to comment 7 in our letter dated September 3, 2013.  Please note that the report must be signed on behalf of the registrant by its principal executive officer, its principal financial officer, its controller or principal accounting officer and by at least a majority of the board of directors or persons performing similar functions. Please confirm to us that Mrs. Francine Lavoie serves in each of above noted capacities and that you will provide the appropriate signatures in future filings on Form 10-K. Please refer to general instruction D(2) of Form 10-K and the signature page to Form 10-K.

Mrs. Francine Lavoie
Boreal Water Collection, Inc.
November 19, 2013
Page 3

You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562 or William Thompson, Accounting Branch Chief, at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters.  Please contact Daniel Porco, Staff Attorney, at (202) 551-3477 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ William H. Thompson for

Mara L. Ransom
Assistant Director